

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 30, 2007

Seymour Holtzman
Chief Executive Officer and Director
George Foreman Enterprises, Inc.
100 N. Wilkes-Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702

> **Re: George Foreman Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed July 27, 2007**
> **File No. 0-26585**

Dear Mr. Holtzman:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> Larry Spirgel
> Assistant Director